Exhibit 99.1

Pricing of GBP400 million Unsecured Offering

Ardagh Group (“Ardagh” or “the Group”) announces that it has priced an offering of GBP400 million Senior Notes due 2027 at a coupon of 4.750% (the “Notes”). Proceeds from the issuance of the Notes, net of expenses, together with available cash, will be used to redeem in full the US$500 million Senior Secured Floating Rate Notes due 2021 in accordance with the call schedule and to pay accrued interest and applicable redemption premia.

This transaction is consistent with the Group’s aim to continually optimise its capital structure. Following completion, Ardagh will have no debt maturities before 2021 and an average maturity of 6.9 years. Approximately 90% of debt is at fixed interest rates.

Paul Coulson, Chairman, said

“We are very pleased with the continued support we have received from a broad investor base in our first Sterling bond issue. We have issued 10-year unsecured financing on favourable terms which provides us with attractive Sterling hedging. We have also increased the strength and flexibility of our capital structure and further reduced risk from future market volatility. We have also reduced our exposure to potential US Dollar interest rate rises.

The redemption of our EUR405 million 4.250% First Priority Senior Secured Notes due 2022, also announced today, is in line with the plans outlined at the time of our IPO and takes the total available cash used for debt reduction in 2017 to over US$750 million.”

Ardagh Group is a global leader in metal and glass packaging solutions, producing packaging for most of the world’s leading food, beverage and consumer brands. It operates 109 facilities in 22 countries, employing approximately 23,500 people and has global sales of approximately €7.7 billion.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended, or any U.S. State security laws. Accordingly, the Notes have been offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933.

The offering of Notes has been made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus Directive.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the Securities Act, or an exemption from registration.

June 2, 2017

Contacts

Investors:	john.sheehan@ardaghgroup.com

Media:	Pat Walsh, Murray Consultants

+1 646 776 5918 / +353 87 2269345